                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: February 8, 2002        By:   /s/ Scott Ewart
                                   ---------------------------------------------
                              Name:  Scott Ewart
                              Title: Senior Vice President, General Counsel,
                                     Secretary & Chief Privacy Officer

                                                                          [LOGO]

                AT&T CANADA REPORTS FOURTH QUARTER 2001 FINANCIAL
                              AND OPERATING RESULTS


       POSITIVE MOMENTUM IN REVENUE AND EBITDA GROWTH CONTINUES IN QUARTER

     COMPANY  CONCLUDES   PARTICIPATION  IN  REGULATORY   PROCEEDINGS   BRINGING
CONSTRUCTIVE PROPOSALS TO FUNDAMENTALLY CHANGE THE STRUCTURE OF THE INDUSTRY

     INSTALLED LOCAL ACCESS LINES AT 548,969, UP 38,878 FROM LAST QUARTER AND UP
                          137,997 FOR THE FULL YEAR

     LOCAL, DATA, INTERNET,  E-SOLUTIONS & OTHER REVENUES REPRESENT 59% OF TOTAL
          REVENUE BASE, OR OVER $925 MILLION ON AN ANNUALIZED BASIS

    SIGNIFICANT RISKS AND UNCERTAINTIES CONTINUE IN THE INDUSTRY AND BUSINESS



--------------------------------------------------------------------------------
Investment Community: AT&T Canada will hold a teleconference call at 5:00 p.m. eastern today to discuss its fourth quarter 2001 results. Those wishing to participate should call 1.416.640.4127 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 162435#.
--------------------------------------------------------------------------------



TORONTO,  February  6, 2002  --  AT&T  Canada  Inc.  (TSE:  TEL.B  and   NASDAQ:
ATTC), Canada's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions, today reported its unaudited financial and operating results for the fourth quarter 2001.

Revenues were $394.5 million for the three months ended December 31, 2001, up $8.2 million, or 2.1% from fourth quarter 2000. Revenues from Local, Data, Internet, E-Business Solutions and Other services, now represent 59% of the total revenue base versus 56% in fourth quarter 2000. Long Distance revenues now represent 41% of the revenue base down from 44% in the same period last year. For the twelve months ended December 31, 2001, revenue totaled $1,544.7 million.

Local revenues increased by over 23% from the fourth quarter in 2000. Local access lines in service at December 31, 2001 were 548,969, a sequential increase of 38,878 or 7.6%. Of the total 548,969 installed base, the number of lines that are either on-net or on-switch represents 50% of this total. At December 31, 2001, the company also had an additional 11,159 local access lines which had been sold, but not yet installed, with over 62% of this backlog comprised of lines to be installed on-net.

Total Data revenues including Internet and E-Business Solutions increased by 4.2% from the same quarter in 2000. This increase is primarily the result of the acquisition of Montage eIntegration Inc., and from growth in the company's advanced data product area.

Revenue from long distance services decreased by 4.5% from the same period last year, as a 9% reduction in average price per minute was partially off-set by a 5% increase in minute volume.

The Company's EBITDA (earnings before interest, taxes, depreciation, and amortization) for the fourth quarter totaled $65.6 million. Included in this amount is a $31.9 million adjustment affecting the Company's pension expense. Excluding this item, EBITDA was $33.6 million representing an increase of $22.6 million from fourth quarter 2000. This improvement in EBITDA was primarily the result of lower service costs from changes to the contribution regime, and from decreased SG&A costs. Full year EBITDA was $153.0 million, or $121.0 million before the pension expense adjustment, compared to $58.6 million in 2000.

The $31.9 million adjustment is the result of a change in valuation allowance in the Company's defined benefit pension plans. In prior years the pension plan's assets exceeded the limit permitted to be recorded as an asset, giving rise to a valuation allowance. During 2001 the value of assets in the Company's pension plan declined generating unamortized losses. Under generally accepted accounting principles, the limit on the accrued benefit asset is required to be increased by the amount of the losses that will be charged as an expense in future years, resulting in a reduction in the valuation allowance, and a credit to pension expense.

As previously announced, during the latter half of 2001 the Company initiated a cost reduction program that included the reduction of its workforce. Total reductions of approximately 650 personnel were concluded in the fourth quarter.

AT&T Canada continues to be exposed to a number of risks and uncertainties. The most significant of these risks is the uncertainty surrounding the Company's ability to satisfy its debt obligations should they accelerate as a result of a change in control of the Company to other than AT&T Corp. In the absence of this risk, the Company's business plan is funded beyond June 30, 2003. The outcome of this risk is beyond the control of the Company and is in the hands of third parties. The preparation and audit of the Company's financial statements are not yet complete. There is significant risk that the execution of the Strategic Business Combination could trigger a change of control, and therefore cause an acceleration of certain of the Company's debt instruments. Generally accepted accounting principles may require the Company to disclose that the uncertainty surrounding its ability to satisfy its debt obligations in the event of a change in control of the Company, raises doubt about the appropriateness of the use of the going concern assumption in the preparation of its financial statements.


"I AM CONFIDENT THAT WE ARE EXECUTING IN THE RIGHT AREAS TO ADDRESS THE RISKS INHERENT IN OUR BUSINESS. DURING 2001 THE COMPANY MADE SIGNIFICANT STRIDES TO POSITION ITSELF FOR FASTER AND MORE PROFITABLE GROWTH. WE ARE COMMITTED TO BUILD UPON THESE ACCOMPLISHMENTS AND WILL CONTINUE TO IMPROVE THE OPERATIONAL EFFECTIVENESS OF THE COMPANY. AND WE CONTINUE TO WORK DILIGENTLY TO ACHIEVE THE STRUCTURAL CHANGE THAT IS REQUIRED IN OUR INDUSTRY TO REALIZE THE GOVERNMENT'S GOAL OF SUSTAINABLE FACILITIES BASED COMPETITION. WE HAVE PRESENTED CONSTRUCTIVE SOLUTIONS TO THE REGULATOR TO CREATE

BALANCE IN THE CANADIAN TELECOM MARKET THAT WOULD ALLOW FACILITIES BASED COMPETITORS TO COMPETE ON A NEUTRAL BASIS WITH THE ILEC TELECOM PROVIDERS, SO THAT CUSTOMERS CAN CONTINUE TO BENEFIT FROM COMPETITION. WE ARE HOPEFUL THAT THE REGULATOR WILL ACT UPON THE PROPOSALS BEFORE THEM, TO BRING COMPETITIVE BALANCE TO THE INDUSTRY," SAID JOHN MCLENNAN, VICE CHAIRMAN AND CEO OF AT&T CANADA."


CHANGES TO THE BOARD OF DIRECTORS

o The Company is pleased to welcome back Marc Fortier to its Board of Directors. Marc was elected to the Board on December 14, 2001 and rejoins the Board after a short hiatus outside of the country. Marc had been a director from March 1998 until December 2000 when he left Canada to dedicate time to international interests. The Company is also pleased to announce that Lisa de Wilde was elected to our Board today. Lisa has extensive experience in regulatory and governmental matters, and as an executive in the communications industry. Both Marc and Lisa will further enhance the significant talents of our existing Board. It is with regret and sincere gratitude that the Company bids farewell to long-standing Board members Paul Salem and Jonathan Nelson, two nominees of Providence Equity Partners. While both Paul and Jonathan will have more time to devote to other business matters, Providence will remain a significant shareholder of AT&T Canada. Paul joined the Board in July of 1996 and Jonathan joined the Board in February of 1997. The Company would like to thank both Paul and Jonathan for the significant contribution they have made to the growth of this Company from the time they joined the Board



SELECTED FOURTH QUARTER 2001 HIGHLIGHTS INCLUDE:

REGULATORY

o During the Price Cap hearings that concluded in November of 2001, the Company offered constructive proposals to the federal regulator to help establish a balanced and competitively neutral Canadian telecommunications market. Fundamental to the Company's proposal is a significant reduction in the cost of critical facilities and services that competitive providers purchase from the incumbents, via the establishment of a "Facilities Based Carrier" (FBC) rate. The Company believes that adoption of the FBC rate proposal, together with other suggested improvements related to pricing flexibility and quality of service, will provide balance and the continued benefits of competition, where all competitors can compete on a level playing field, and where the incumbents can earn a fair rate of return while competing on the basis of quality and efficiency. The Company looks forward to the CRTC's decision in the first part of this year. The Company has also been encouraged by the CRTC's commitment to reducing the regulatory cost for competitive providers in other areas. The local contribution subsidy fund has been further reduced from 4.5% of eligible revenues in 2001, to 1.4% on an interim basis in 2002. In addition the greater than 45% reduction of the up front service charge levied by the incumbents for local loops, is another important example of such cost reductions.

GROWTH IN SMALL AND MEDIUM BUSINESS MARKET

o During 2001 the Company significantly grew its small and medium business revenue base to represent 40% of total revenues, up from 35% at the beginning of the year. This highlighted the Company's considerable achievement in diversifying its distribution strategy. This achievement offset pressures in wholesale, where the failure of certain large customers including CLEC's, impacted the Company's revenue growth in the year.

MONTAGE.DMC CONTRACT

o The company announced its Montage.DMC E-Solutions division had been awarded a significant contract with the Alberta Government Tax and Revenue Administration (TRA) branch. This three-year agreement calls for Montage.DMC to provide application support and development services for the Government branch. Montage.DMC was selected for this contract based on its technical merit, and its overall comprehension of the Alberta Government branch's application and business requirements. MONTAGE.DMC's reputation for delivering new technology solutions that dramatically improve client business processes, is a logical alliance with the TRA's focus on providing the most efficient and effective services to the public, and its goal for continual improvement in the delivery of services to its clients.

INITIATIVES WITH AT&T CORP.

o As announced last quarter, AT&T Canada and AT&T Corp. have launched an initiative that sets definitive goals and means by which to support and sell to multinational customers on both sides of the border. As a part of the Company's "One Face" approach to the market, this initiative will align AT&T Canada's portfolio of services with that of AT&T Corp. to provide customers with seamless cross border solutions, offering common service features and service level agreements. Multinational customers will benefit from a single point of contact, a single contract, and a single bill for services in both countries, so that AT&T Canada and AT&T Corp. may provide a single point of contact for customers. Nearly 1,300 United States based multinational companies have a presence in Canada, many of which are customers of AT&T in the U.S. This agreement will also help AT&T Canada to more seamlessly serve Canadian based multinational firms on both sides of the border as well. Dedicated teams of people in both Canada and the United States are currently working to align product suites to one global based platform. Already common platforms are in place for Frame Relay and 800 services. The "One Face" approach not only provides a powerful means by which to sell to customers throughout the Americas and globally, but also allows AT&T Canada to leverage AT&T's sophisticated product set and product development capabilities to the benefit of its existing customers. The implementation of these initiatives is expected to be largely in place in Q1 of 2002.

LIQUIDITY

o At the end of the fourth quarter the Company had available liquidity approaching $1 billion. This was comprised of $537 million in cash, and $430 million representing the un-drawn portion of the Company's bank credit facility. The Company's bank facility contains financial maintenance tests including the requirement to achieve minimum EBITDA requirements. The Company is currently compliant with these covenants and expects to remain in compliance. At present the Company could raise incremental financing by unwinding additional `in-the-money' cross currency forward contracts for proceeds of approximately $150 million.

RISKS & UNCERTAINTY

OWNERSHIP RELATED TO STRATEGIC BUSINESS COMBINATION

o The Strategic Business Combination provides for the purchase of the outstanding shares of the Company by AT&T Corp. and/or a third party at AT&T Corp.'s discretion any time prior to June 30, 2003. In the event foreign ownership restrictions are lifted, in whole or in part, prior to June 30, 2003, AT&T Corp. is obligated to purchase or to arrange for a third party to purchase the outstanding shares of the Company up to the amended limit. In the event that, prior to June 30, 2003 either (i) foreign ownership restrictions are not amended, or (ii) AT&T Corp. does not purchase or arrange for a third party to purchase the outstanding shares of the Company, the Company will be put up for auction. The Company is not in a position at this time to determine the business strategy of AT&T Corp. and/or a third party following such acquisition or auction and the effect that any such transaction or the results therefrom would have on the Company's capital spending program, and the funding of its operating and working capital requirements. There is uncertainty about what will occur on or before June 30, 2003, whether or not the Company will be required as a result of such events to satisfy any accelerated debt obligations and how it will finance its operations following any change in ownership.

REGULATORY ENVIRONMENT

o In previous submissions and in its recent proposals to the CRTC during the Price Cap proceeding, initiated to review the framework for local competition, the Company has stated its position that the existing regulatory framework is out of balance and favours the incumbent providers at the expense of competitive providers. A decision by the CRTC on the Price Cap proceeding is expected during the first part of 2002. The Company remains hopeful that a decision will be made by the regulator that will support sustainable competition. However, should this and the future decisions of the CRTC fail to recognize and remedy the existing imbalance, the sustainability of competition and the benefits of competition could be threatened. There is no assurance that the CRTC will accept the Company's proposals and the Company cannot predict the ultimate impact that the CRTC's decision and any future decisions will have. As stated during the course of the proceeding, should the CRTC not take this opportunity to establish a framework for effective competition in the local business telecommunications market, and thereby reduce the Company's costs, the Company will need to re-evaluate its plans and growth assumptions in this and related telecommunications markets.

LIQUIDITY

o An event of default under the bank credit facility includes the receipt of an opinion from the Company's auditors which includes a qualification of a going concern or similar nature. In the event the Company concludes there is doubt about the appropriateness of use of the going concern assumption in the preparation of its financial statements, it is not clear whether disclosure thereof in the notes to its financial statements would be considered a qualification and therefore an event of default. If the disclosure proves to be an event of default, a waiver would be necessary. In the absence of obtaining a waiver, the Company may be required to repay the bank credit facility to avoid an event of default.

o During 2001, both Standard and Poor's Rating Services ("Standard & Poor's") and Moody's Investor Services Inc. ("Moody's") confirmed their investment grade credit ratings of the Company's Senior Unsecured Debt of BBB and Baa3 respectively. On January 9, 2002, Moody's placed the Company's senior unsecured debt on review for possible downgrade. Should Moody's or Standard and Poor's downgrade the Company's credit rating to below investment grade, the Company will seek to negotiate an amendment to the accounts receivable securitization agreement that was completed in 2001. Should the Company be unsuccessful in negotiating such an amendment, the securitization agreement could be wound down. The Company is confident that its ability to fund operations will not be significantly impacted should it be required to wind down this agreement.




McLennan concluded, "2001 PRESENTED DRAMATIC CHANGE, OPPORTUNITY AND CHALLENGE FOR AT&T CANADA. WE EXPANDED OUR SALES CHANNELS AND DIVERSIFIED OUR DISTRIBUTION STRATEGY TO REALIZE CONSIDERABLE GROWTH IN THE SMALL AND MEDIUM BUSINESS MARKETPLACE. ALSO DURING 2001 WE RE-SIZED OUR EMPLOYEE BASE IN RECOGNITION OF SLOWING ECONOMIC CONDITIONS AND GROWTH PROSPECTS IN CERTAIN PRODUCT AREAS. IN ADDITION, WE SIGNIFICANTLY ENHANCED OUR ABILITY TO BRING HIGHER VALUE SOLUTIONS TO THE MARKETPLACE WITH SELECTIVE AND STRATEGIC ACQUISITIONS THAT EXPANDED OUR ABILITY TO SERVE CUSTOMERS IN THE HIGHER GROWTH SEGMENTS OF OUR BUSINESS."



ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company, and for a 5:00 p.m. Eastern review of the fourth quarter results.



NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                            INVESTORS AND ANALYSTS:

Ian Dale                                          Brock Robertson
(416) 345-2227                                    (416) 345-3125
ian.dale@attcanada.com                            brock.robertson@attcanada.com

May Chiarot                                       Dan Coombes
(416) 345-2342                                    (416) 345-2326
may.chiarot@attcanada.com                         dan.coombes@attcanada.com

AT&T Canada Reports Fourth Quarter 2001 Results
Page 8
February 6, 2002

                                AT&T CANADA INC.
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (in thousands of dollars)


                                                    THREE MONTHS ENDED                       TWELVE MONTHS ENDED
                                                        DECEMBER 31,                              DECEMBER 31,
                                                 2001                 2000                 2001                 2000
                                          ------------------   -----------------   -------------------   ------------------
                                              (unaudited)         (unaudited)          (unaudited)            (audited)

Revenue                                   $ 394,469            $386,302           $ 1,544,721          $ 1,505,378

Expenses
    Service costs                           259,980             262,628             1,005,790            1,034,860
    Selling, general and administrative      68,931             112,614               385,966              411,947
                                         ------------------   -----------------   -------------------   ------------------

Earnings before interest, taxes,
depreciation and amortization,
integration costs, provision for
restructuring, workforce reduction costs
and minority interest (1)                    65,558              11,060               152,965               58,571

Integration costs, provision for
restructuring and workforce reduction costs       -              10,249              (21,901)               10,249
                                         ------------------   -----------------   -------------------   ------------------

Earnings (loss)  before interest, taxes,
depreciation and amortization and
interest, minority interest                   65,558              21,309               131,064               68,820

Depreciation and amortization                125,372             116,394               465,600              402,551
                                         ------------------   -----------------   -------------------   ------------------

Loss from operations                         (59,814)            (95,085)             (334,536)            (333,731)

Other income (expense):
              Interest income                   3,712               2,444                19,134               17,243
              Interest expense               (105,990)            (84,452)             (401,114)            (319,046)
              Other income (expense)             (544)                525                (8,620)              13,739
                                         ------------------   -----------------   -------------------   ------------------

Loss before minority interest and
provision for income taxes                   (162,636)           (176,568)             (725,136)            (621,795)

Minority interest (2)                               -               2,496                     -              104,274

Provision for income taxes                     (2,002)             (1,515)               (7,965)              (5,686)
                                        ------------------   -----------------   -------------------   ------------------

Loss for the period                          (164,638)           (175,587)             (733,101)            (523,207)

Deficit, beginning of period               (1,349,167)           (605,117)             (780,704)            (257,497)
                                        ------------------   -----------------   -------------------   ------------------

Deficit, end of period                    $(1,513,805)         $ (780,704)         $ (1,513,805)           $(780,704)
                                        ------------------   -----------------   -------------------   ------------------
                                        ------------------   -----------------   -------------------   ------------------

Basic & diluted loss per common share     $     (1.67)         $    (1.84)          $     (7.45)          $    (5.48)
                                        ------------------   -----------------   -------------------   ------------------
                                        ------------------   -----------------   -------------------   ------------------

Weighted average number of common
shares outstanding (in thousands)              98,356              95,382                98,406               95,561
                                        ------------------   -----------------   -------------------   ------------------
                                        ------------------   -----------------   -------------------   ------------------


Diluted weighted average shares
outstanding (in thousands)  (3)               145,092             142,928               144,213              143,836
                                         ------------------   -----------------   -------------------   ------------------
                                         ------------------   -----------------   -------------------   ------------------


(1) EBITDA is earnings before interest, taxes, depreciation and amortization, integration costs, provision for restructuring, workforce reduction costs, and minority interest, and is commonly used as a measure to assist in understanding operating results.

(2) Minority interest derives primarily from ownership by AT&T Corp. in AT&T Canada Corp., the company's principal operating subsidiary.

(3) Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted shares in accordance with new CICA requirements. The treasury stock method includes only those unexercised options and warrants where the average market price of the common shares during the period exceeds the exercise price of the options or warrants. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period. The ownership by AT&T Corp. in AT&T Canada Corp., the Company's principal operating subsidiary, equivalent to approximately 43.7 million shares of the Company are included in the calculation of diluted shares outstanding.


           - MORE -

AT&T Canada Reports Fourth Quarter 2001 Results
Page 9
February 6, 2002

                                AT&T CANADA INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)


                                                                             DECEMBER 31,              DECEMBER 31,
                                                                                 2001                      2000
                                                                          --------------------     ---------------------
                                                                          --------------------     ---------------------
                                                                              (unaudited)               (audited)

ASSETS

Current assets:
         Cash and short term deposits                                              $  537,294                $   68,587
         Accounts receivable                                                          70,640                    258,425
         Other current assets                                                          14,154                    12,922
                                                                          --------------------     ---------------------
                                                                                      622,088                   339,934

Property, plant and equipment                                                       2,180,773                 2,120,659
Goodwill                                                                            1,639,065                 1,705,155
Other assets                                                                          132,238                   112,691
Deferred pension asset                                                                 45,174                    10,626
Deferred foreign exchange                                                             127,116                    40,853
                                                                          --------------------     ---------------------
                                                                                  $ 4,746,454              $  4,329,918
                                                                          --------------------     ---------------------
                                                                          --------------------     ---------------------

LIABILITIES AND SHAREHOLDERS' EQUITY/ (DEFICIT)

Current liabilities:
         Accounts payable                                                          $   63,291                $   78,961
         Accrued interest payable                                                      70,004                    43,589
         Accrued liabilities                                                          267,229                   285,231
         Income taxes payable                                                           5,584                     3,655
         Current portion of capital lease obligations                                   1,930                     2,210
                                                                          --------------------     ---------------------
                                                                                      408,038                   413,646

Long term debt                                                                      4,672,738                 3,628,465
Other long term liabilities                                                            45,110                    28,254

Shareholders' equity/ (deficit)
         Common shares                                                              1,133,664                 1,039,065
         Warrants                                                                         709                     1,192
         Deficit                                                                  (1,513,805)                 (780,704)
                                                                          --------------------     ---------------------
                                                                                    (379,432)                   259,553
                                                                          --------------------     ---------------------
                                                                                  $ 4,746,454              $  4,329,918
                                                                          --------------------     ---------------------
                                                                          --------------------     ---------------------

                                  - MORE -

AT&T Canada Reports Fourth Quarter 2001 Results
Page10
February 6, 2002

                                AT&T CANADA INC.
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                            (in thousands of dollars)

                                                                        THREE MONTHS ENDED                TWELVE MONTHS ENDED
                                                                            DECEMBER 31,                      DECEMBER 31,
                                                                       2001             2000             2001             2000
                                                                  ---------------  ---------------  ---------------  ---------------
                                                                  ---------------  ---------------  ---------------  ---------------
                                                                    (unaudited)      (unaudited)      (unaudited)       (audited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
      Loss for the period                                            $ (164,638)      $ (175,587)      $ (733,101)      $ (523,207)

      Adjustments required to reconcile loss to cash flows from operating activities:
          Depreciation and amortization                                 125,372          116,394          465,600          402,551
          Accretion of senior discount note interest                     38,174           33,319          145,148          125,916
          Amortization of debt issuance costs                             3,198            4,705           15,661           16,248
          Loss / (Gain) on sale of investments                                -                -            8,894         (13,011)
          Minority interest                                                   -           (2,496)               -        (104,274)
          Amortization of deferred foreign exchange                       2,688              818           (1,440)            855
          Amortization of deferred gain on termination of cross
          currency swaps and forward contracts                           (1,671)               -           (4,264)              -
          Deferred pension charges                                       (3,277)             780           (4,148)         (1,911)
          Other                                                         (30,728)            (393)         (29,797)          1,157
                                                                  ---------------  ---------------  ---------------  --------------
                                                                        (30,882)         (22,460)        (137,447)         (95,676)

          Change in non-cash working capital                             36,279           51,929          120,128         (164,023)
                                                                  ---------------  ---------------  ---------------  --------------

      Net cash generated by (used in) operating activities                5,397           29,469          (17,319)        (259,699)

INVESTING ACTIVITIES:
      Acquisitions, net of cash (bank indebtedness) acquired                  -                -          (45,410)        (197,867)
      Disposition of investments                                              -                -            3,580           17,656
      Additions to networks and equipment                               (61,347)        (134,482)        (345,279)        (472,235)
      Additions to other assets                                          (1,908)          (2,686)              236          (1,164)
      Decrease in restricted investments                                       -                -                -          42,429
                                                                 ---------------  ---------------  ---------------  ---------------
      Net cash used in investing activities                             (63,255)        (137,168)        (384,873)        (611,181)

FINANCING ACTIVITIES:
      Issue of share capital, net of issue costs                         10,925            9,126           48,243           35,206
      Termination of cross currency swaps and forward contracts          26,700                -          150,664                -
      Draw/(repayment) on credit facility                                20,000           60,000        (100,000)          270,000
      Issues (repayment) of long term debt                                    -                -         781,959           355,912
      Debt issue costs                                                     (230)               -          (6,230)          (5,234)
      Addition to other long term liabilities                            17,794         (15,706)          (5,032)          (5,935)
      Repayment of capital leases                                             -                -               -                -
                                                                 ---------------  ---------------  ---------------  ---------------
      Net cash generated by (used in) financing activities               75,189           53,420          869,604          649,949

EFFECT OF EXCHANGE RATE CHANGES                                             407             (53)            1,295              187
                                                                 ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN CASH AND SHORT-TERM DEPOSITS                      17,738         (54,332)          468,707        (220,744)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD                       519,556          122,919           68,587          289,331
                                                                 ---------------  ---------------  ---------------  ---------------
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD                            $537,294         $ 68,587         $537,294         $ 68,587
                                                                 ---------------  ---------------  ---------------  ---------------
                                                                 ---------------  ---------------  ---------------  ---------------
Supplemental Information:

Income taxes paid                                                      $  1,121          $    912         $  5,944         $  7,148
Interest paid                                                          $ 21,745          $ 70,571         $226,650         $165,362
Class B non-voting shares issued in acquisitions                       $    -            $    -           $ 44,666         $ 45,385



AT&T Canada Reports Fourth Quarter 2001 Results
Page 11
February 6, 2002

                                AT&T CANADA INC.
                    SELECTED STATISTICAL AND OPERATIONAL DATA


                                                      DECEMBER 31            DECEMBER 31              SEPTEMBER 30
                                                         2001                    2000                     2001
                                                 ----------------------  ---------------------     -------------------
                                                 ----------------------  ---------------------     -------------------

REVENUE (IN THOUSANDS)

Data                                                       $   121,740            $   122,547              $  125,024
Local                                                           58,566                 47,450                  52,207
Internet & E- Business Solutions                                47,691                 40,045                  46,421
Other                                                            4,328                  6,503                   3,846
                                                 ----------------------  ---------------------     -------------------
                                                           $   232,325            $   216,545              $  227,498

Long Distance                                                  162,144                169,757                 159,723

-----------------------------------------------  ----------------------  ---------------------     -------------------
TOTAL                                                      $   394,469            $   386,302              $   387,221

Buildings accessed                                               3,313                  3,290                   3,311
Intracity fiber route kilometers                                 4,733                  4,593                   4,712
Intracity fiber strand kilometers                              301,359                269,561                 295,249
Intercity fiber route kilometers                                14,001                 13,971                  14,001
Intercity fiber strand kilometers                              200,090                199,547                 200,090
CLEC networks operational                                           29                     27                      29
CLEC networks under development                                      2                      2                       2
Local voice switches operational                                    14                     14                      14
Access lines in service                                        548,969                444,633                 510,091
Access line orders in backlog                                   11,159                 11,797                  18,965
Central office collocations                                         96                     82                      83
Circuits in service (VGEs)                                   1,854,489              1,650,889               1,844,351
High-speed data ports                                           25,857                 24,401                  24,303
Frame relay switches                                               108                     96                     106
ATM switches                                                       695                    656                     694
Full-time employees                                              5,070                  5,244                   5,304
Long distance minutes of use (Qtr)                           2,166,336              2,057,273               2,184,445


                                     ###